08023488

SANTA FE FINANCIAL CORPORATION

2007

ANNUAL REPORT

For Fiscal Year
Ended June 30, 2007

Los Angeles:
820 Moraga Drive
Los Angeles, California 90049

Telephone: (310) 889-2500
Facsimile: (310) 889-2525

San Diego:
Post Office Box 270828
San Diego, California 92198-2828

Telephone: (858) 673-4722
Facsimile: (858) 673-5406

MESSAGE TO OUR SHAREHOLDERS

To Our Shareholders:

In Fiscal 2007, Santa Fe Financial Corporation and its subsidiary, Portsmouth Square, Inc. made great strides to improve the operations of the Hilton San Francisco Financial District hotel property. With the members of Portsmouth's Hotel Committee working with the other general partner of the Justice Investors limited partnership ("Justice" or the "Partnership") we were able to increase the occupancy rate, average daily room rate and revenue per available room ("RevPar") of the Hotel, resulting in a substantial increase in revenue. However, due to significant increases in depreciation and amortization expenses and other costs related to the renovation and operations of the Hotel, as well as a decrease in income from investment transactions, the Company recorded a loss per share to $1.58 for the fiscal year ended June 30, 2007, compared to a loss per share of $.52 for the fiscal year ended June 30, 2006.

It is significant to note that, pursuant to new accounting guidance, the financial statements of Justice were consolidated with those of the Company, effective July 1, 2006, due to Portsmouth's substantive rights as a general partner and a 50% limited partner of Justice. The Partnership had a net loss from operations of $4,601,000 for fiscal year ended June 30, 2007, compared to a net loss of $8,330,000 in fiscal 2006 when the Hotel was temporarily closed for major renovations from June 2005 until the Hotel reopened on a limited basis on January 12, 2006. The decrease in that net loss was primarily attributable to net income generated from the operations of the Hotel, offset by large increases in depreciation and amortization expense, property taxes and insurance costs attributable to the renovations and improvements to the Hotel and to certain unexpected legal and consulting fees incurred by Justice in fiscal 2007 that are expected to be phased out in fiscal 2008. Depreciation and amortization expenses alone increased to $4,172,000 for fiscal 2007 from $2,285,000 in fiscal 2006.

For the fiscal year ended June 30, 2007, the operations of the Hotel, on a standalone basis (see Note 2 to the Company's financial statements) generated net income of $2,443,000 on total operating revenues of approximately $29,984,000, compared to a loss from Hotel operations of $3,787,000 on total operating revenues of $9,054,000 for the fiscal year ended June 30, 2006 when the Hotel had less than six months of operations after reopening in January 2006. Average daily room rates increased to $159.90 for fiscal 2007 with an average occupancy rate of 75.8%, compared to an average daily room rate of $147.39 and an average occupancy rate of 50.2% in fiscal 2006. As a result, the Hotel was able to show a significant increase in RevPar to $121.53 for fiscal 2007 from $74.29 in fiscal 2006. Garage rent also increased in fiscal 2007 to $1,533,000 from $945,000 for fiscal 2006 primarily due to the Hotel being open for a full year. The Hotel's food and beverage operations remained challenging, but management was able to reduce the losses in that department during the current fiscal year.

During Fiscal 2007, Justice took other important actions in its efforts to improve the operations of the Hotel and to solidify its financial position. In February 2007, the Partnership entered into a management agreement with Prism Hospitality ("Prism") to manage and operate the Hotel as its agent. Prism is an experienced Hilton approved operator of upscale and luxury hotels throughout the Americas. In March 2007, the Partnership also retired its revolving, adjustable rate, line of credit facility in the approximate amount of $16,400,000 and replaced it with a new second mortgage loan in a principal amount of $19,000,000 at a fixed interest rate of 6.42%.

Since the Hotel began generating net income from operations in Fiscal 2007, Justice was also able to pay a special limited partnership distribution of $1,000,000 in March 2007, of which Portsmouth received $500,000. The general partners believed that the cash flows from the operations of the Hotel were sufficient to warrant a special distribution and will conduct periodic reviews to set the amount of future distributions that may be appropriate based on the results of operations of the Hotel, capital requirements and other factors.

MESSAGE TO OUR SHAREHOLDERS

The performance of the Company's rental properties also showed improvement in fiscal 2007 as the Company generated income of $3,000 compared to a loss of $11,000 in fiscal 2006. Rental income from the Company's two apartment buildings increased to $501,000 in fiscal 2007 from $441,000 in fiscal 2006 as the result of improved occupancy. Property operating expenses increased to $246,000 from $203,000 as part of the Company's efforts to improve the condition of its rental properties to achieve higher occupancy and rental rates.

For the fiscal year ended June 30, 2007, the Company generated net income from investment transactions of $639,000 compared to a net income of $2,305,000 in fiscal 2006. While we were able to achieve some success in what we believed were challenging financial markets, we have also cautioned that we cannot always expect our future results to be as good from year to year, especially in this uncertain global and economic environment. It remains management's philosophy to look at investment results over a number of years and not at any one particular period of time and management believes that it has been successful in that approach.

Absent a downturn in the economy or other unexpected events, we anticipate that the operating results of the Hotel will continue to improve in fiscal 2008 as the Hotel approaches full stabilization and gets further penetration into the Financial District hotel market. Portsmouth's Hotel Committee will continue to work with the Partnership and Prism to develop new and innovative programs, strategies, and concepts to enhance the guest experience, build customer loyalty and improve the operations of the Hotel. We encourage all of our shareholders to visit our new Hilton Francisco Financial District in person or at its website www.sanfranciscohiltonhotel.com to see the exciting product that has been created. While the Hotel is the Company's most significant asset, we will continue to look for other investment opportunities in the future as part of our continuing efforts to build greater intrinsic values for our Company and its shareholders.

Sincerely,

John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS

	June 30, 2007	June 30, 2006
Net Loss Available to Common Shareholders	$ (1,962,000)	$ (628,000)
Basic Loss Per Share	$ (1.58)	$ (0.52)
Shareholders' Equity	$ 9,942,000	$ 11,904,000
Weighted Average Number of Shares Outstanding	1,241,810	1,210,187

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Santa Fe Financial Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Santa Fe Financial Corporation and its subsidiaries at June 30, 2007, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for a partnership investment on July 1, 2006.

PricewaterhouseCoopers LLP

Irvine, California
September 28, 2007

CONSOLIDATED BALANCE SHEET

As of June 30,		2007
ASSETS		
Cash and cash equivalents	$	851,000
Restricted cash		1,500,000
Investment in marketable securities		13,693,000
Other investments		4,175,000
Accounts receivable, net		1,044,000
Other assets, net		1,516,000
Deferred tax asset		2,218,000
Minority interest		1,128,000
Investment in real estate, net		4,476,000
Investment in hotel, net		45,233,000
Total assets	$	75,834,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable and other liabilities	$	8,554,000
Due to securities broker		5,901,000
Obligations for securities sold		1,056,000
Mortgage notes payable - real estate		2,213,000
Mortgage notes payable - hotel		48,168,000
Total liabilities		65,892,000
Commitments and contingencies (Note 13)		
Shareholders' equity		
6% Cumulative, convertible, voting preferred stock par value $.10 per share; none issued Authorized shares - 1,000,000		
Common stock - par value $.10 per share Authorized - 2,000,000 Issued 1,339,638 and outstanding 1,241,810		134,000
Additional paid-in-capital		8,808,000
Retained earnings		1,951,000
Treasury stock, at cost, 97,828 shares		(951,000)
Total shareholders' equity		9,942,000
Total liabilities and shareholders' equity	$	75,834,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended June 30,	2007	2006
Justice Investors operations:		
Hotel and garage revenue	$ 31,715,000	$ -
Operating expenses	(28,664,000)	-
Interest expenses	(2,919,000)	-
Real estate taxes	(561,000)	-
Depreciation and amortization	(4,172,000)	-
Loss from Justice Investors operations	(4,601,000)	-
Equity in net loss of Justice Investors	-	(4,288,000)
Management fees from Justice Investors	-	271,000
	-	(4,017,000)
Real estate operations:		
Rental income	501,000	441,000
Property operating expenses	(246,000)	(203,000)
Mortgage interest expense	(172,000)	(173,000)
Depreciation expense	(80,000)	(76,000)
Income (loss) from real estate operations	3,000	(11,000)
General and administrative expenses	(1,013,000)	(956,000)
Other expense	(85,000)	(85,000)
	(1,098,000)	(1,041,000)
Investment transactions:		
Net gains on marketable securities	2,038,000	2,666,000
Impairment loss on other investments	(875,000)	(16,000)
Dividend and interest income	251,000	344,000
Margin interest and trading expense	(775,000)	(689,000)
Total other income	639,000	2,305,000
Loss before income taxes and minority interest	(5,057,000)	(2,764,000)
Minority interest - Justice Investors, pre-tax	2,423,000	-
Loss before income taxes	(2,634,000)	(2,764,000)
Income tax benefit	199,000	1,656,000
Loss before minority interest	(2,435,000)	(1,108,000)
Minority interest benefit, net of tax	473,000	506,000
Net loss	(1,962,000)	(602,000)
Preferred stock dividend	-	(26,000)
Loss available to common shareholders	$ (1,962,000)	$ 628,000
Basic loss per share	$ (1.58)	$ (0.52)
Weighted average number of shares outstanding	1,241,810	1,210,187

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Shares	Amount	Shares	Amount	Capital	Earnings	Stock	Total
Balance at June 30, 2005	63,600	$ 6,000	1,276,038	$ 128,000	$ 8,808,000	$ 4,541,000	$ (951,000)	$ 12,532,000
Net loss						(602,000)		(602,000)
Conversion of Preferred Stock To Common Stock	(63,600)	(6,000)	63,000	6,000				
Dividends paid to preferred shareholders						(26,000)		(26,000)
Balance at June 30, 2006	-	$ -	1,339,038	$ 134,000	$ 8,808,000	$ 3,913,000	$ (951,000)	$ 11,904,000
Net loss						(1,962,000)		(1,962,000)
Balance at June 30, 2007	-	$ -	1,339,038	$ 134,000	$ 8,808,000	$ 1,951,000	$ (951,000)	$ 9,942,000

The accompanying notes are and integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,	2007	2006
Cash flows from operating activities:		
Net loss	$ (1,962,000)	$ (602,000)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Equity in net loss of Justice Investors	-	4,288,000
Net unrealized gains on marketable securities	(102,000)	(2,198,000)
Impairment loss on other investments	875,000	16,000
Minority interest	(2,896,000)	(506,000)
Depreciation expense	4,252,000	76,000
Changes in operating assets and liabilities:		
Investment in marketable securities	5,025,000	(3,472,000)
Other investments	(2,650,000)	(1,585,000)
Other assets	278,000	339,000
Accounts payable and other liabilities	1,431,000	201,000
Due to securities broker	(1,728,000)	4,524,000
Obligations for securities sold	(2,136,000)	951,000
Deferred tax asset	(200,000)	(1,603,000)
Net cash provided by operating activities	187,000	429,000
Cash flows from investing activities:		
Capital expenditures for furniture, equipment and building improvements	(2,364,000)	-
Investment in Justice Investors	-	(180,000)
Restricted cash	(1,500,000)	-
Net cash used in investing activities	(3,864,000)	(180,000)
Cash flows from financing activities:		
Proceeds from new mortgage note payable	19,000,000	-
Pay-off of letter of credit	(16,403,000)	-
Principal payments on mortgage payable	(183,000)	(33,000)
Dividends paid to preferred shareholders	-	(26,000)
Cash distributions to minority partners	(500,000)	-
Net cash provided by (used in) financing activities	1,914,000	(59,000)
Net (decrease) increase in cash and cash equivalents	(1,763,000)	190,000
Cash and cash equivalents at the beginning of the period	2,614,000	72,000
Cash and cash equivalents at the end of the period	$ 851,000	$ 262,000
Supplemental information		
Net income tax refunds	$ 3,000	$ 467,000
Margin interest paid	$ 394,000	$ 352,000
Mortgage interest paid	$ 3,091,000	$ 173,000
Supplemental disclosure of non-cash activities:		
Consolidation of Justice Investors as of July 1, 2006		
Gross components:		
Assets (including cash of $2,352,000	(42,975,000)	-
Liabilities	52,366,000	-
Investment in Justice	(7,321,000)	-
Minority interest	(2,343,000)	-

The accompanying notes are and integral part of the consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Santa Fe Financial Corporation ("Santa Fe" or the "Company") was incorporated under the name of Tri Financial Corporation in the State of Nevada on July 25, 1967 as a wholly owned subsidiary of Crateo, Inc, a public company. On October 31, 1969, Crateo issued a one-for-one stock dividend of all of its shares of Tri Financial to its common shareholders. On September 17, 1970, the name of the Corporation was changed to Santa Fe Financial Corporation. As of June 30, 2007, Santa Fe owns approximately 68.8% of the outstanding common shares of Portsmouth Square, Inc. ("Portsmouth"), a public company. Santa Fe is a 75.1%-owned subsidiary of The InterGroup Corporation ("InterGroup"), a public company. InterGroup also directly owns approximately 10.9% of the common stock of Portsmouth.

The Company's operations primarily consist of managing a hotel property through the Portsmouth's general and limited partnership interest in Justice Investors, a California limited partnership ("Justice" or the "Partnership"). In April 2006, Portsmouth purchased a 0.20% limited partnership interest in Justice from another limited partner for $180,000, which brought Portsmouth's limited partnership interest in Justice to exactly 50.00%. Portsmouth also serves as one of the two general partners of Justice. The other general partner, Evon Corporation ("Evon"), acts as the managing general partner. As discussed in Note 2, the financial statements of Justice are consolidated with those of the Company, effective the fiscal year beginning July 1, 2006.

Justice owns a 544 room hotel property located at 750 Kearny Street, San Francisco, California 94108, now known as the "Hilton San Francisco Financial District" (the "Hotel") and related facilities, including a five level underground parking garage. Justice serves as the owner/operator of the Hotel with the assistance of a third party management company. Effective July 1, 2004, the Hotel was operated as a Holiday Inn Select brand hotel pursuant to a short term franchise agreement until it was temporarily closed for major renovations on May 31, 2005. The total construction costs related to the Hotel renovation was approximately $36.4 million and approximately $630,000 in capitalized interest. The Hotel was reopened on January 12, 2006 to operate as a full service Hilton hotel, pursuant to a Franchise License Agreement with Hilton Hotels Corporation.

Santa Fe also derives income from its rental properties and the investment of its cash and securities assets. On December 31, 1997, the Company acquired a controlling 55.4% interest in Intergroup Woodland Village, Inc. ("Woodland Village") from InterGroup. Woodland Village's major asset is a 27-unit apartment complex located in Los Angeles, California. The Company also owns a two-unit apartment building in Los Angeles, California.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

The Company is required to reserve cash in accordance with loan covenants. The required reserve at June 30, 2007 was approximately $1,500,000.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the consolidated statements of operations.

Other Investments

Other investments in non-marketable securities are carried at cost as the Company has no significant influence or control. Other investments are recorded on the Company's balance sheet as part of other investments and reviewed for other than temporary impairment on a periodic basis.

Accounts Receivable

Accounts receivable from Hotel and rental property customers are carried at cost less an allowance for doubtful accounts that is based on management's assessment of the collectibility of accounts receivable. The Company extends unsecured credit to its customers but mitigates the associated credit risk by performing ongoing credit evaluations of its customers.

Other Assets

Other assets includes inventory, prepaid expenses, loan fees and franchise fees. Loan fees are stated at cost and amortized over the term of the loan using the straight-line method which approximates the effective interest method. Franchise fees are stated at cost and amortized over the life of the agreement of 15 years.

Investment in Hotel, Net

The Hotel and equipment are stated at cost less accumulated depreciation. Building and improvements are being depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 39 years. Furniture, fixtures, and equipment are being depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 7 years.

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized.

In accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for Impairment or Disposal of Long-Lived Assets", the Company reviews its investment in Hotel for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

than the carrying value of the asset, the asset is written down to its estimated fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses on the investment in Hotel have been recorded for the year ended June 30, 2007.

Rental Properties

Rental properties are stated at cost less accumulated depreciation. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

In accordance with SFAS 144, the Company also reviews its rental property assets for impairment. No impairment losses on the investment in real estate have been recorded for the year ended June 30, 2007 and 2006.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

Obligations for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the statement of operations.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, marketable securities, amounts due to securities broker and obligations for securities sold approximates fair market value.

The recorded values of cash, accounts receivable, rents receivable, inventories, prepaid expenses, accounts payable, and accrued expenses approximate their fair values based on their short-term nature. As of June 30, 2007, the estimated fair value of the mortgage notes payable is $49,445,000.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Environmental Remediation Costs

Liabilities for environmental remediation costs are recorded and charged to expense when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Recoveries of such costs are recognized when received. As of June 30, 2007, there were no liabilities for environmental remediation.

Revenue Recognition

The Company recognizes rental revenue on the straight-line method of accounting as required by GAAP under which contractual rent payment increases are recognized evenly over the lease term, regardless of when the rent payments are received by Justice. The leases contain provisions for base rent plus a percentage of the lessees' revenues, which are recognized when earned.

Room revenues are recognized on the date upon which a guest occupies a room and/or utilizes the Hotel's services.

Food and beverage revenues are recognized upon delivery.

The Company leases the parking garage to Evon. The Company receives 60% of the gross parking revenues. Revenue is recognized and paid at the end of each month.

Rental income is recognized when earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Basic Earnings per Share

Basic earnings per share are calculated based upon the weighted average number of common shares outstanding during each fiscal year. As of June 30, 2007 and 2006, the Company did not have any potentially dilutive securities outstanding; and therefore, does not report diluted earnings per share.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities. Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial statement and tax basis of assets and liabilities as measured by the enacted tax rates. Deferred tax expense is the result of changes in the amount of deferred income taxes during the period. Deferred tax assets, including net operating loss and tax credit carry forwards, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized. As of June 30, 2007, a valuation allowance of $839,000 was recorded against the Company's deferred tax assets.

From time to time, management must assess the need to accrue or disclose a possible loss contingency for proposed adjustments from various Federal, state and foreign tax authorities that regularly audit the company in the normal course of business. In making these assessments, management must often analyze complex tax laws of multiple jurisdictions.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in the Company's financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company's 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the Company's 2008 fiscal year. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of the Company's 2008 fiscal year. The Company is currently evaluating the impact of adopting SFAS 157 and SFAS 159 on its consolidated financial statements.

NOTE 2 - JUSTICE INVESTORS

On July 14, 2005, the Financial Accounting Standards Board directed Staff Position (FSP) SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5" to amend the guidance in AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" (SOP 78-9) to be consistent with the consensus in Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (Issue 04-5). FSP SOP 78-9-1 eliminated the concept of "important rights" in paragraph .09 of SOP 78-9 and replaces it with the concepts of "kick out rights" and "substantive participating rights" as defined in Issue 04-5. In accordance with guidance set forth in FSP SOP 78-9-1, Portsmouth has applied the principles of accounting applicable for investments in subsidiaries due to its substantial limited partnership interest and general partnership rights and has consolidated the financial statements of Justice with those of the Company effective beginning the fiscal year beginning July 1, 2006.

For the year ended June 30, 2007, the results of operations for Justice were consolidated with those of the Company. However, for the year ended June 30, 2006, the Company's investment in Justice was accounted for under the equity method. For comparative purposes, the statement of operations for the Hotel (on a standalone basis) for the year ended June 30, 2007 and 2006 are included below.

Significant to note is the operations of the Hotel were temporarily closed down effective May 31, 2005, to complete the substantial renovations of the Hotel required by the Hilton Franchise Agreement. Thus, the Hotel did not generate any room or food and beverage revenues during the first six and one-half months of fiscal 2006. The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, remained open during the renovation work. As of January 12, 2006 the Hotel renovation work was substantially completed, at which time Justice obtained approval from Hilton to open the Hotel as the "Hilton San Francisco Financial District". The Hotel opened with a limited number of rooms available to rent, which increased as the Hotel transitioned into full operations by the end of February 2006.

NOTE 2 - JUSTICE INVESTORS (Continued)

Below are the comparative standalone statements of operations for the Hotel for the years ended June 30, 2007 and 2006.

For the years ended June 30,	2007	Unaudited 2006
Revenues:		
Hotel rooms	$ 24,431,000	$ 7,190,000
Food and beverage	5,110,000	1,686,000
Other operating departments	443,000	178,000
Total revenues	29,984,000	9,054,000
Operating expenses:		
Hotel rooms	(7,780,000)	(2,966,000)
Food and beverage	(5,620,000)	(2,441,000)
General and administrative	(2,194,000)	(1,384,000)
Advertising and sales	(2,321,000)	(1,051,000)
Franchise fees	(1,702,000)	(503,000)
Repairs and maintenance	(1,460,000)	(951,000)
Utilities	(1,136,000)	(529,000)
Insurance	(1,230,000)	(367,000)
CEP fee	(1,051,000)	(271,000)
Other operating departments	(911,000)	(378,000)
Credit card commissions	(721,000)	(224,000)
Property taxes	(561,000)	(331,000)
Management fees	(523,000)	(193,000)
Other expenses	(331,000)	(22,000)
Start-up costs - reopening of Hotel	-	(1,230,000)
Total operating expenses	(27,541,000)	(12,841,000)
Hotel net income (loss)	2,443,000	(3,787,000)
Income (expense) at Justice		
Interest expense	(2,919,000)	(1,373,000)
Depreciation and amortization expense	(4,172,000)	(2,285,000)
Other income (expense)	47,000	(885,000)
Justice net loss	$ (4,601,000)	$ (8,330,000)

NOTE 3 – INVESTMENT IN HOTEL, NET, AND INVESTMENT IN REAL ESTATE, NET

Hotel property and equipment as of June 30, 2007 consisted of the following:

	Cost	Accumulated Depreciation	Net Book Value
Land	$ 1,896,000	$ -	$ 1,896,000
Furniture and equipment	15,458,000	(4,819,000)	10,639,000
Building and improvements	47,161,000	(14,463,000)	32,698,000
	$ 64,515,000	$ (19,282,000)	$ 45,233,000

Depreciation expense for the years ended June 30, 2007 and 2006 was $4,130,000 and $2,251,000 respectively.

The Company also owns and operates a 27-unit and 2-unit multi-family apartment complex located in Los Angeles, California. At June 30, 2007, investment in real estate included the following:

Land	$ 2,430,000
Buildings, improvements and equipment	2,575,000
Accumulated depreciation	(529,000)
	$ 4,476,000

Depreciation expense for the years ended June 30, 2007 and 2006 was $80,000 and $76,000 respectively.

NOTE 4 - INVESTMENT IN MARKETABLE SECURITIES AND OTHER INVESTMENTS

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in income producing securities, which may include interests in real estate based companies and REITs, where financial benefit could inure to its shareholders through income and/or capital gain.

At June 30, 2007, all of the Company's marketable securities are classified as trading securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the change in the unrealized gains and losses on these investments are included in the statements of operations. Trading securities are summarized as follows:

As of June 30, 2007:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
Corporate Equities	$ 9,959,000	$ 5,258,000	$ (1,524,000)	$ 3,734,000	$ 13,693,000

NOTE 4 - INVESTMENT IN MARKETABLE SECURITIES AND OTHER INVESTMENTS (Continued)

As of June 30, 2007, the Company had $347,000 of unrealized losses related to securities held for over one year.

As part of the investment strategies, the Company may assume short positions against its long positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities and/or to provide additional return opportunities. The Company has no naked short positions. As of June 30, 2007, the Company had obligations for securities sold (equities short) of $1,056,000.

Net gains on marketable securities on the statement of operations are comprised of realized and unrealized gains. Below is the composition of the two components for the years ended June 30, 2007 and 2006, respectively.

For the year ended June 30,	**2007**	**2006**
Realized gains on marketable securities	$ 1,936,000	$ 468,000
Unrealized gains on marketable securities	102,000	2,198,000
Net gains on marketable securities	$ 2,038,000	$ 2,666,000

NOTE 5 – MORTGAGE NOTES PAYABLE

Each mortgage note payable is secured by its respective land and building. As of June 30, 2007, the Company had the following two mortgages on its Hotel and two mortgages on its two rental apartments:

Mortgage Balance	Property	Interest Rate	Origination Date	Maturity Date
$ 29,203,000	Hotel	5.22% Fixed	July 27, 2005	August 5, 2015
18,965,000	Hotel	6.42% Fixed	March 27, 2007	August 5, 2015
1,782,000	Apartment	7.73% Fixed	October 29, 1999	October 1, 2029
431,000	Apartment	7.00% Variable	January 1, 2002	January 18, 2032
$ 50,381,000				

On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30 year amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice.

NOTE 5 – MORTGAGE NOTES PAYABLE (Continued)

In March 2007, Justice entered into a second mortgage loan with The Prudential Insurance Company of America (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the Partnership's first mortgage loan with Prudential. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 360 month amortization schedule. The Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice. From the proceeds of the Second Prudential Loan, Justice retired its existing line of credit facility with United Commercial Bank ("UCB") paying off the outstanding balance of principal and interest of approximately $16,403,000 on March 27, 2007.

The Partnership also obtained a new unsecured $3,000,000 revolving line of credit facility from UCB to be utilized by the Partnership to meet any emergency or extraordinary cash flow needs arising from any disruption of business due to labor issues, natural causes affecting tourism and other unexpected events. The term of the new line of credit facility is for 60 months at an annual interest rate, based on an index selected by Justice at the time of advance, equal to the Wall Street Journal Prime Rate or the Libor Rate plus two percent. As of June 30, 2007, there were no amounts borrowed by Justice under the new line of credit; however, $1,500,000 of that line was utilized in the form of a standby letter of credit related to the Allied Litigation (See NOTE 14). The annual fee for the letter of credit is one and one half percent of $1,500,000, which fee is to be paid in quarterly installments for the periods in which the letter of credit is in effect.

Future minimum payments for mortgage notes payable are as follows:

For the year ending June 30,	
2008	$ 724,000
2009	766,000
2010	812,000
2011	859,000
2012	910,000
Thereafter	46,310,000
	$ 50,381,000

NOTE 6 – RENTAL INCOME

The Partnership leases the parking garage and spa facility to others for various terms through May 2013 that have been classified as operating leases. Contingent rental income is recognized when specified sales targets are met by the lessee.

The Partnership has a lease agreement with Evon for the use of the parking garage expiring in November 2010. The lease provides the Partnership with minimum monthly payments of $20,000 and additional contingent rental income based on 60% of the gross parking revenues. For the years ended June 30, 2007 and 2006, the Partnership recorded contingent rental income from Evon of $1,296,000 and $708,000, respectively.

NOTE 6 – RENTAL INCOME (Continued)

The Partnership has a lease agreement with Tru Spa, LLC for the use of the spa facilities expiring in May 2013. The lease provides the Partnership with minimum monthly payments of $14,000, subject to increases based on the Consumer Price Index.

Future minimum rentals to be received under existing non-cancelable operating leases as of June 30, 2007 for each of the next five years and in the aggregate are:

Future minimum rentals to be received under existing non-cancelable operating leases as of June 30, 2007 for each of the next five years and in the aggregate are:

For the year ending June 30,	Parking Garage	Spa Facilities	Total
2008	$ 237,000	$ 165,000	$ 402,000
2009	237,000	165,000	402,000
2010	237,000	165,000	402,000
2011	99,000	165,000	264,000
2012	-	165,000	165,000
Thereafter	-	151,000	151,000
	$ 810,000	$ 976,000	$ 1,786,000

NOTE 7 – MANAGEMENT AGREEMENT

On February 2, 2007, the Partnership entered into an agreement with Prism to manage and operate the Hotel as its agent. The agreement is effective for a term of ten years, unless the agreement is extended or earlier terminated as provided in the agreement. Under the management agreement, the Partnership is to pay base management fees of 2.5% of gross operating revenues for the fiscal year. However, 0.75% of the stated management fee was due only if the partially adjusted net operating income for the fiscal year exceeded the amount of the Partnership's required return ($7 million) for the fiscal year. Prism is also entitled to an incentive management fee if certain milestones are accomplished. No incentive fees were earned during the year ended June 30, 2007. Management fees paid to Prism during the year ended June 30, 2007 were $212,000.

Prior to the Prism management agreement, the Hotel was managed and operated by Dow. Under the Dow management agreement, the Partnership was to pay base management fees of 2.5% of gross operating revenues for the fiscal year. However, 0.75% of the stated management fee was due only if the partially adjusted net operating income for the subject fiscal year exceeds the amount of the Partnership's required return ($7 million) for that fiscal year. Dow was also entitled to incentive management fees if certain milestones were accomplished, no incentive management fees were earned during the years ended June 30, 2007 and 2006. Management fees paid to DOW during the years ended June 30, 2007 and 2006 were $311,000 and $193,000, respectively.

NOTE 8 – HILTON FRANCHISE LICENSE AGREEMENT

Partnership entered into a Franchise License Agreement with Hilton Hotels Corporation (the "Hilton Franchise Agreement") on December 10, 2004 for the right to operate the Hotel as a Hilton brand hotel. The term of the Hilton Franchise Agreement is for 15 years commencing on the opening date of the Hotel, January 12, 2006, with an option to extend that Agreement for another five years, subject to certain conditions. The Partnership will pay monthly royalty fees for the first two years of three percent (3%) of the Hotel's gross room revenue, as defined, for the preceding calendar month, the third year will be four percent (4%) of the Hotel's gross room revenue, and the fourth year until the end of the term will be five percent (5%) of the Hotel's gross room revenue. Justice also pays a monthly program fee of four percent of the Hotel's gross room revenue and an information technology recapture charge of 0.75% of the Hotel's gross revenue. The amount of the monthly program fee is subject to change; however, the monthly program fee will not exceed five percent of gross room revenue.

The franchise fee for years ended June 30, 2007 and 2006 were $1,702,000 and $503,000, respectively. The royalty fee and monthly program fee for years ended June 30, 2007 and 2006 was $183,000 and $54,000, respectively. At June 30, 2007 and 2006, the amount payable to Hilton Hotels Corporation for royalty, monthly program fee, and franchise fee was $160,000 and $131,000, respectively.

NOTE 9 - INCOME TAXES

The Company and Portsmouth file separate tax returns for both federal and state purposes. The provision for income tax benefit (expense) consists of the following:

For the year ended June 30,	**2007**	**2006**
Federal		
Current	$ -	$ (1,000)
Deferred	(62,000)	1,463,000
	(62,000)	1,462,000
State		
Current	(3,000)	53,000
Deferred	264,000	141,000
	261,000	194,000
	$ 199,000	$ 1,656,000

NOTE 9 - INCOME TAXES (Continued)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

For the years ended June 30,	2007	2006
Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	5.5%	5.7%
Valuation allowance	(31.8%)	-
Other	0.9%	2.1%
	7.6%	41.8%

The components of the Company's deferred tax assets and (liabilities) as of June 30, 2007 are as follows:

Deferred tax assets	
Net operating loss carryforward	$ 5,826,000
Other investment impairment reserve	375,000
Constructive sales	51,000
Wash sales	14,000
Other	39,000
Valuation allowance	(839,000)
	5,466,000
Deferred tax liabilities	
Unrealized gains on marketable securities	(1,467,000)
Deferred gains on real estate sale	(912,000)
Book/tax basis difference in the investment in Justice Investors	(721,000)
State taxes	(148,000)
	(3,248,000)
Net deferred tax asset	$ 2,218,000

As of June 30, 2007, the Company had net operating loss carryforwards of $14,279,000 and $10,996,000 for federal and state purposes, respectively. These carryforwards begin to expire in varying amounts through 2025.

For the year ended June 30, 2007, the Company recorded a valuation allowance of $839,000 against the total deferred tax assets. Management believes that it is more likely than not that the Company will not realize the entire benefit of the deferred asset as of June 30, 2007.

NOTE 10 – SEGMENT INFORMATION

The Company operates in three reportable segments, the operation of Justice Investors, the operations of its multi-family residential properties, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews

NOTE 10 – SEGMENT INFORMATION (Continued)

each segment's performance. Management also makes operational and strategic decisions based on this same information. Information below represents reporting segments for the year ended June 30, 2007 and 2006. Operating income for rental properties consist of rental income. Operating income from Justice Investors consists of the operations of the hotel and garage included in the equity in net income of Justice Investors. Operating income for investment transactions consist of net investment gains and dividend and interest income.

	REAL ESTATE				
As of and for the Year Ended June 30, 2007	**Justice Investors**	**Rental Properties**	**Investment Transactions**	**Other**	**Total**
Operating income	$ 31,715,000	$ 501,000	$ 1,414,000	$ -	$ 33,630,000
Operating expenses	(29,225,000)	(246,000)	(775,000)	-	(30,246,000)
	2,490,000	255,000	639,000	-	3,384,000
Mortgage interest expense	(2,919,000)	(172,000)	-	-	(3,091,000)
Depreciation and amort.	(4,172,000)	(80,000)	-	-	(4,252,000)
General and administrative expenses	-	-	-	(1,013,000)	(1,013,000)
Other expense	(85,000)				(85,000)
Income tax benefit	-	-	-	199,000	199,000
Minority interest	2,423,000	-	-	473,000	2,896,000
Net income (loss)	$ (2,263,000)	$ 3,000	$ 639,000	$ (341,000)	$ (1,962,000)
Total assets	$ 50,921,000	$ 4,476,000	$ 17,868,000	$ 2,569,000	$ 75,834,000

	REAL ESTATE				
As of and for the Year Ended June 30, 2006	**Justice Investors**	**Rental Properties**	**Investment Transactions**	**Other**	**Total**
Operating income (loss)	$ (4,017,000)	$ 441,000	$ 2,994,000	$ -	$ (582,000)
Operating expenses	-	(203,000)	(689,000)	-	(892,000)
	(4,017,000)	238,000	2,305,000	-	(1,474,000)
Mortgage interest expense	-	(173,000)	-	-	(173,000)
Depreciation	-	(76,000)	-	-	(76,000)
General and administrative expenses	-	-	-	(956,000)	(956,000)
Other expense	(85,000)				(85,000)
Income tax benefit	-	-	-	1,656,000	1,656,000
Minority interest	-	-	-	506,000	506,000
Net income (loss)	$ (4,102,000)	$ (11,000)	$ 2,305,000	$ 1,206,000	$ (602,000)
Total assets	$ 1,605,000	$ 4,547,000	$ 21,016,000	$ 2,820,000	$ 29,988,000

NOTE 11 - RELATED PARTY TRANSACTIONS

The contractor that was selected to oversee the garage and the first four floors' renovation (excluding room upgrades) of the Hotel is the contractor who originally constructed the Hotel. He is also a partner in the Partnership and is a director of Evon Corporation, the managing general partner of the Partnership. The contractor is also a board member of Evon Corporation. As of June 30, 2007 and 2006, there were $33,000 and $501,000, respectively, payable to the contractor. Services performed by the contractor were capitalized as fixed assets which totaled $1,256,000 and $18,300,000 as of June 30, 2007 and 2006, respectively. Management believes these renovations were competitively priced.

The garage lessee, Evon, is the Partnership's managing general partner. Evon paid the Partnership $1,533,000 and $945,000 for the years ended June 30, 2007 and 2006, respectively, under the terms of the lease agreement. See Note 7–Rental Income. Rent receivable from Evon at June 30, 2007 and 2006 was $33,000 and $127,000, respectively.

The InterGroup Corporation allocates corporate expenses to the Company and its subsidiaries based on management's estimate of the pro rata utilization of resources. During the years ended June 30, 2007 and 2006, the Company made payments to InterGroup of approximately $146,000 and $160,000, respectively, for administrative costs and reimbursement of direct and indirect costs associated with the management of the Companies and their investments, including the partnership asset.

On July 18, 2003, the disinterested members of the Board of Directors established a performance based compensation program for the Company's CEO to keep and retain his services as a direct and active manager of the Company's securities portfolio. Pursuant to the criteria established by the Board, Mr. Winfield is entitled to performance based compensation for his management of the Company's securities portfolio equal to 20% of all net investment gains generated in excess of the performance of the S&P 500 Index. Compensation amounts are calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the Company have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. On February 26, 2004, the Board of Directors amended the performance threshold to require an annualized return equal to the Prime Rate of Interest (as published in the Wall Street Journal) plus 2% instead of the S&P 500 Index, effective with the quarterly period commencing January 1, 2004. During the year ended June 30, 2007 and June 30, 2006 Mr. Winfield did not receive any performance based compensation. This performance based compensation program may be further modified or terminated at the discretion of the Board.

All of the Company's Directors serve as directors of InterGroup and all three of the Company's Directors serve on the Board of Portsmouth.

See also Note 12 – "SUBSEQUENT EVENT" below.

NOTE 12 – SUBSEQUENT EVENT

In August 2007, Portsmouth agreed to acquire 50% interest in Intergroup Uluniu, Inc., a Hawaiian corporation and a 100% owned subsidiary of The InterGroup Corporation, for $973,000, which represents an amount equal to the costs paid by InterGroup for the acquisition and carrying costs of approximately 2 acres of unimproved land located in Maui, Hawaii. In September 2007, the Company paid InterGroup $758,000 of the $973,000. With the proceeds, InterGroup paid off the $750,000 mortgage note on the land including accrued interest. As a related party transaction, the fairness of the financial terms of the transaction were reviewed and approved by the independent director of Portsmouth.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Portsmouth, Evon and Justice are parties to several mechanic lien claims filed by Allied Construction Management and several subcontractors arising out of the renovation of the Hotel (the "Allied Claims") which have been consolidated into one action in the San Francisco County Superior Court. In August 2007, the Partnership reached tentative settlements, subject to court approval, with all of the subcontractors that filed liens in an aggregate amount of approximately $1,580,000 for which the Partnership had previously recorded a payable. Still unresolved is the balance of the claim asserted by Allied in the approximate amount of $600,000. Justice, Evon and Portsmouth dispute that any amounts are owed to Allied and will vigorously defend the balance of this action against Allied and the Company has not reserved for that amount.

From time to time, the Company may be a defendant or co-defendant in other legal actions involving various claims incident to the conduct of its business. Most of such claims are covered by insurance. Management does not anticipate the Company to suffer any material liability by reason of such actions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS AND PROJECTIONS

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as "anticipate," "estimate," expect," "project," intend," "plan," "believe" "may," "could," "might" and other words or phrases of similar meaning in connection with any discussion of future operating or financial performance. From time to time we also provide forward-looking statements in our Forms 10-KSB, 10-QSB and 8-K, press releases and other materials we may release to the public. Forward looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results or outcomes to differ materially from those expressed in any forward looking statement. Consequently, no forward looking statement can be guaranteed and our actual future results may differ materially.

Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

- risks associated with the hotel industry, including competition, increases in wages, labor relations, energy costs, actual and threatened terrorist attacks, and downturns in economic and market conditions, particularly in the San Francisco Bay area;

- risks associated with the real estate industry, including changes in real estate and zoning laws or regulations, increases in real property taxes, rising insurance premiums, costs of compliance with environmental laws and other governmental regulations;

- the availability and terms of financing and capital and the general volatility of securities markets;

- changes in the competitive environment in the hotel industry and risks related to natural disasters;

We caution you not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects on our Forms 10-KSB, 10-QSB, and 8-K reports to the Securities and Exchange Commission.

RESULTS OF OPERATIONS

The Company's principal sources of revenue continue to be derived from the investment of its 68.8% owned subsidiary, Portsmouth, in the Justice Investors limited partnership ("Justice" or the "Partnership"), rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets. Portsmouth has a 50.0% ownership interest in the Justice and serves as one of the general partners. Justice owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, known as the Hilton San Francisco Financial District hotel (the "Hotel"). The financial statements of Justice have been consolidated with those of the Company, effective as of July 1, 2006. See Note 2 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Hotel is operated by the Partnership, with the assistance of a Management Agreement with Prism Hospitality L.P. ("Prism Hospitality") to perform the day-to-day management functions.

The Partnership also derives income from the lease of the garage portion of the property to Evon Corporation ("Evon"), the managing general partner of Justice, and from a lease with Tru Spa for a portion of the lobby level of the Hotel. The Company also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets.

On December 10, 2004, Justice entered into a Franchise License Agreement for the right to operate the Hotel property as a Hilton brand hotel. Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The term of the Agreement is for a period of 15 years commencing on the opening date, with an option to extend the license term for another five years, subject to certain conditions.

Effective May 31, 2005, the Partnership temporarily closed down its Hotel operations to complete the renovations of the Hotel as required by the Hilton Agreement. The below ground parking garage and Tru Spa located on the lobby remained open during the renovation work, although the operations of both were impacted during that period of time.

As of January 12, 2006 the Hotel renovation work was substantially completed, at which time the Partnership obtained approval from Hilton to open the Hotel as the "Hilton San Francisco Financial District". The Hotel opened with a limited number of rooms available to rent, which increased as the Hotel transitioned into full operations by the end of February 2006.

Recent Developments

On March 28, 2007, Justice paid a special distribution to its limited partners in a total amount of $1,000,000, of which $500,000 is eliminated in consolidation. The general partners believed that operations of the Hotel had stabilized under the Hilton brand and new management, and that cash flows were sufficient to warrant a special distribution, especially with the new financings in place to meet any additional capital needs. The general partners expect to conduct regular reviews to set the amount of any future distributions that may be appropriate based on the results of operations of the Hotel and other factors.

In August 2007, Portsmouth's Board of Directors authorized an investment of $973,000 for Portsmouth to acquire a 50% equity interest in Intergroup Uluniu, Inc., a Hawaii corporation ("Uluniu") in a related party transaction. Uluniu is a 100% owned subsidiary of The InterGroup Corporation ("InterGroup"). Uluniu owns an approximately two-acre parcel of unimproved land located in Kihei, Maui, Hawaii which is held for development. The Company's investment in Uluniu represents an amount equal to the costs paid by InterGroup for the acquisition and carrying costs of the property through August 2007. The fairness of the financial terms of the transaction were reviewed and approved by the independent director of the Company.

Uluniu intends to obtain the entitlements and permits necessary for the joint development of the parcel with an adjoining landowner into residential units. After the completion of this predevelopment phase, the Uluniu will determine whether it more advantageous to sell the entitled property or to commence with construction. As of September 5, 2007, $758,000 of the investment amount had been paid by Portsmouth and the proceeds were used by Uluniu to retire the mortgage on the property in the approximate amount of $756,000. The balance of the proceeds will be used to fund predevelopment costs and to meet other requirements to try to enhance the value of the property.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

The Company had a net loss of $1,962,000 for the year ended June 30, 2007 compared to a net loss of $602,000 for the year ended June 30, 2006. The increase in the net loss was attributable to the decrease in income from investment related activities to $639,000 for the year ended June 30, 2007 from income of $2,305,000 for the year ended June 30, 2006, significantly offset by the Company's portion of the loss related to Justice Investors. For the year ending June 30, 2007, the Company consolidated the operations of Justice Investors for the first time.

The net loss from the operations of Justice Investors was $4,601,000 for the fiscal year ended June 30, 2007, compared to a net loss of $8,330,000 for the fiscal year ended June 30, 2006 (see Note 2 for more details). The decrease was primarily attributable to net income generated from the operations of the Hotel for a full fiscal year in 2007, compared to the prior fiscal year when the Hotel did not reopen until January 12, 2006 after undergoing major renovations, and from higher garage rental income in the current year. Those results were partially offset by greater depreciation and amortization expenses of $4,172,000 for fiscal 2007 from $2,285,000 in fiscal 2006, an increase in interest expense to $2,919,000 in fiscal 2007 from $1,373,000 in 2006 and an increase in insurance costs to $1,230,000 for fiscal 2007 compared to $367,000 in fiscal 2006. The increase in those costs are attributable to the renovation and improvements to the Hotel. Justice also incurred higher general and administrative expenses due to an increase in certain legal and consulting fees in the current year. Those nonrecurring costs related to the Allied Litigation, the termination and transition of the Hotel management agreement from Dow to Prism, and zoning issues were approximately $1.5 million.

For the fiscal year ended June 30, 2007, the operations of the Hotel on a standalone basis (see Note 2) generated net income of $2,443,000 on total operating revenues of approximately $29,984,000 compared to a loss from Hotel operations of $3,787,000 on total operating revenues of $9,054,000 for the fiscal year ended June 30, 2006, when the Hotel first reopened on a limited basis on January 12, 2006. Garage rent increased to $1,533,000 for fiscal 2007 from $945,000 in fiscal 2006 primarily due to the Hotel being open for a full year in fiscal 2007.

The following table sets forth the average daily room rate ("ADR"), average occupancy percentage and room revenue per available room ("RevPar") of the Hotel for the fiscal years ended June 30, 2007 and 2006.

Fiscal Year Ended June 30,	Average Daily Rate	Average Occupancy	RevPar
2007	$ 159.90	75.8%	$ 121.53
2006(1)	$ 147.39	50.2%	$ 74.29

(1) Includes only five and one half months of operations after the Hotel was reopened in January 2006 after major renovations.

Average daily room rates have continued to improve since the Hotel's reopening in January 2006 and average occupancy rates have increased dramatically this fiscal year. As a result, the Hotel has shown an approximately $47 increase in RevPar. We believe that many of the new programs implemented to increase revenues and efficiencies at the Hotel, as well as certain management personnel changes, have helped improve operations. While the Hotel's food and beverage operations remain challenging, management was able to reduce losses in that department during the current fiscal year. Due to brand requirements of maintaining a three-meal, full service restaurant, the associated costs of union labor, and the intense competition in the San Francisco market for restaurants, food and beverage operations will continue to be challenging. Management will continue to work to address those issues and to explore all options to improve the operations of the Hotel.

We anticipate that the operating results of the Hotel will continue to improve in fiscal 2008 with increases in ADRs, occupancy and RevPar as the Hotel approaches full stabilization and gets further penetration into the Financial District hotel market. We also foresee a reduction in Partnership general and administrative expenses for legal and consulting fees in fiscal 2008, as many of those expenses were attributable to nonrecurring legal and transition matters that took place in fiscal 2007. We also expect that the Partnership will start making more regular distributions to its limited partners in fiscal 2008 if cash flows from the Hotel operations continue to improve.

Income (loss) from real estate operations improved to income of $3,000 compared to a loss of $11,000. The increase is primarily as the result the increase rental income to $501,000 from $441,000 from the Company's two multi-family apartment complexes as the result of improved occupancy. Property operating expense also increased to $246,000 from $203,000 as the result of the increase in occupancy.

Net gains on marketable securities decreased to $2,038,000 for the year ended June 30, 2007 from $2,666,000 for the year ended June 30, 2006. For the year ended June 30, 2007, the Company had net realized gains of $1,936,000 and net unrealized gains $102,000. For the year ended June 30, 2006, the Company had net realized gains of $468,000 and unrealized gains of $2,198,000. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

During the year ended June 30, 2007, the Company performed an impairment analysis of its other investments and determined that one of its investments had an other than temporary impairment and recorded an impairment loss on other investments of $875,000. During the year ended June 30, 2006, the Company recorded an other than temporary impairment loss on other investments of $16,000.

Dividend and interest income decreased to $251,000 for the year ended June 30, 2007 from $344,000 for the year ended June 30, 2006 as a result of the decreased investment in income yielding securities during most recent fiscal year.

Margin interest and trading expenses increased to $775,000 for the year ended June 30, 2007 from $689,000 for the year ended June 30, 2006. The increase is primarily due to the increase in margin interest expense to $395,000 for the year ended June 30, 2007 as compared to $352,000 for the year ended June 30, 2006. The increase is due to the higher margin interest rates and the higher average daily margin balances.

The provision for income tax benefit decreased to $199,000 for the year ended June 30, 2007 from $1,656,000 for the year ended June 30, 2006 primarily as the result of management recording a valuation allowance of $839,000 against the total deferred assets during the year ended June 30, 2007. Management believes that it is more likely than not that the Company will not realize the benefit of the deferred asset as of June 30, 2007.

Minority interest benefit increased to $2,896,000 from $506,000 primarily as the result of the $2,423,000 minority interest benefit recognized during the year ended June 30, 2007 related to the consolidation of Justice Investors. For the year ended June 30, 2006, the Company's investment in Justice Investors was recorded on an equity basis.

MARKETABLE SECURITIES

As of June 30, 2007, the Company had investments in marketable equity securities totaling $13,693,000. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as of June 30, 2007.

Industry Group	Market Value	% of Total Investment Securities
Technology	$ 2,636,000	19.3%
Retail and consumer goods	2,250,000	16.4%
Insurance, banks and brokers	1,663,000	12.1%
REITS	1,507,000	11.0%
Telecommunications and media	1,185,000	8.7%
Dairy products	1,157,000	8.4%
Services	1,049,000	7.7%
Holding companies	642,000	4.7%
Pharmaceuticals and healthcare	506,000	3.7%
Other	1,098,000	8.0%
	$ 13,693,000	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

The Company's investment portfolio is diversified with 31 different equity positions. The portfolio contains six individual equity security positions that are more than 5% of the total equity value of the portfolio, with the largest representing approximately 14.9% of the total equity value of the entire portfolio. The amount of the Company's investment in any particular issuer may increase or decrease, and additions or deletions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reduction of other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date.

The Company's securities investments are made under the supervision of a Securities Investment Committee of the Board of Directors. The Committee currently has three members and is chaired by the Company's Chairman of the Board and President, John V. Winfield. The Committee has delegated authority to manage the portfolio to the Company's Chairman and President together with such assistants and management committees he may engage. The Committee has established investment guidelines for the Company's investments. These guidelines presently include: (i) corporate equity securities should be listed on the New York or American Stock Exchanges or the Nasdaq Stock Market; (ii) securities should be priced above $5.00 per share; and (iii) investment in a particular issuer should not exceed 5% of the market value of the total portfolio. The investment policies do not require the Company to divest itself of investments, which initially meet these guidelines but subsequently fail to meet one or more of the investment criteria. Non-conforming investments require the approval of the Securities Investment Committee. The Committee has in the past approved non-conforming investments and may in the future approve non-conforming investments. The Securities investment Committee may modify these guidelines at any time from time to time.

As part of its investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2007, the Company had obligations for securities sold (equities short) of $1,056,000. The Company has no naked short positions.

In addition, the Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management and is subject to any internal investment guidelines, which may be imposed by the Securities Investment Committee. The margin used by the Company may fluctuate depending on market conditions. The use of leverage could be viewed as risky and the market values of the portfolio may be subject to large fluctuations. As of June 30, 2007, the Company had a margin balance of $5,901,000.

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the respective years.

For the years ended June 30,	2007	2006
Net gains on marketable securities	$ 2,038,000	$ 2,666,000
Impairment loss on other investments	(875,000)	(16,000)
Dividend and interest income	251,000	344,000
Margin interest expense	(395,000)	(352,000)
Trading and management expenses	(380,000)	(337,000)
	$ 639,000	$ 2,305,000

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are primarily generated from the operations of Justice Investors. The Company also receives revenues generated from its real estate operations and from the investment of its cash and securities assets. Since the operations of the Hotel were temporarily closed down on May 31, 2005, and significant amounts of money were expended to renovate and reposition the Hotel as a Hilton, Justice did not pay any partnership distributions until the end of March 2007. As a result, the Company had to depend more on the revenues generated from the investment of its cash and securities assets during that transition period.

Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The total cost of the construction-renovation project of the Hotel was approximately $37,030,000, which includes approximately $630,000 in interest costs incurred during the construction phase that were capitalized.

To meet its substantial financial commitments for the renovation project and transition of the Hotel to a Hilton, Justice had to rely on borrowings to meet its obligations. On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30 year amortization schedule. The Prudential Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice. As of June 30, 2007, the total amount outstanding of the Prudential Loan was approximately $29,203,000.

On March 27, 2007, Justice entered into a second mortgage loan with Prudential (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the first Prudential Loan. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30 year amortization schedule. The Second Prudential Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Second Prudential Loan is without recourse to the limited and general partners of Justice. As of June 30, 2007, the total amount outstanding of the Second Prudential Loan was approximately $18,965,000.

From the proceeds of the Second Prudential Loan, Justice retired its existing line of credit facility with United Commercial Bank ("UCB") paying off the outstanding balance of principal and interest of approximately $16,403,000 on March 27, 2007. The Partnership also obtained a new unsecured $3,000,000 revolving line of credit facility from UCB to be utilized by the Partnership to meet any emergency or extraordinary cash flow needs arising from any disruption of business due to labor issues, natural causes affecting tourism and other unexpected events. The term of the new line of credit facility is for 60 months at an annual interest rate, based on an index selected by Justice at the time of advance, equal to the Wall Street Journal Prime Rate or the Libor Rate plus two percent. As of June 30, 2007, there were no amounts borrowed by Justice under the new line of credit; however, $1,500,000 of that line was utilized in the form of a standby letter of credit related for the Allied Litigation. The annual fee for the letter of credit is one and one half percent of $1,500,000, which fee is to be paid in quarterly installments for the periods in which the letter of credit is in effect.

The Hotel started to generate net income from its operations in June 2006 (see Note 2 for more details), which have continued to improve during the Company's fiscal year ended June 30, 2007. As a result, Justice was able to pay a special limited partnership distribution in a total amount of $1,000,000 on March 28, 2007, of which Portsmouth received $500,000. The general partners believed that operations of the Hotel had stabilized under the Hilton brand and new management, and that cash flows were sufficient to warrant a special distribution, especially with the new financings in place to meet any additional capital needs. The general partners expect to conduct regular reviews to set the amount of any future distributions that may be appropriate based on the results of operations of the Hotel and other factors.

While the debt service requirements related to the two Prudential Loans, as well as any utilization of the UCB line of credit, may create some additional risk for the Company and its ability to generate cash flows in the future since the Partnership's assets had been virtually debt free for an number of years, management believes that cash flows from the operations of the Hotel and the garage lease will continue to be sufficient to meet all of the Partnership's current and future obligations and financial requirements. Management also believes that there is sufficient equity in the Hotel assets to support future borrowings, if necessary, to fund any new capital improvements and other requirements.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the consolidated statement of operations.

Management believes that its cash, securities assets, and the cash flows generated from those assets and from partnership distributions and management fees, will be adequate to meet the Company's current and future obligations.

MATERIAL CONTRACTUAL OBLIGATIONS

Other than Justice's mortgage loans with Prudential, the Company's contractual obligations and commercial commitments are its mortgage notes payable on its rental properties. The annual principal payments on all of the mortgage notes payable for the five-year period commencing July 1, 2007 are approximately as follows:

For the year ending June 30,		
2008	$	724,000
2009		766,000
2010		812,000
2011		859,000
2012		910,000
Thereafter		46,310,000
	$	50,381,000

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. To the extent that Prism is able to adjust room rates, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

The Company's residential rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are most significant to the portrayal of our financial position and results of operations and require judgments by management in order to make estimates about the effect of matters that are inherently uncertain. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to the consolidation of our subsidiaries, to our revenues, allowances for bad debts, accruals, asset impairments, other investments, income taxes and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

MARKET FOR SANTA FE'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Santa Fe's common stock is traded on the OTC Bulletin Board ("OTCBB") under the symbol: SFEF.OB The following table sets forth the range of the high and low bid information as reported by the OTCBB for Santa Fe's common stock for each full quarterly period for the fiscal years ended June 30, 2007 and 2006. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions.

Fiscal 2007	High		Low	
First Quarter (7/1 to 9/30)	$	18.01	$	15.50
Second Quarter (10/1 to 12/31)	$	20.00	$	17.50
Third Quarter (1/1 to 3/31)	$	20.00	$	17.50
Fourth Quarter (4/1 to 6/30)	$	18.25	$	17.85

Fiscal 2006	High		Low	
First Quarter (7/1 to 9/30)	$	18.00	$	15.35
Second Quarter (10/1 to 12/31)	$	18.70	$	18.00
Third Quarter (1/1 to 3/31)	$	20.00	$	18.35
Fourth Quarter (4/1 to 6/30)	$	22.00	$	16.50

Dividends

On February 1, 2000, the Board of Directors of the Company determined that it did not foresee the Company paying any cash dividends on its Common Stock in the immediate future. Instead, it is the intent of the Company to deploy its capital in a manner to increase its operating activities.

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock had a liquidation preference of $13.50 and was convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight-year conversion exercise period. The preferred stock had voting rights as if converted into common stock. On December 31, 2005, InterGroup converted the 63,600 shares of preferred stock into 63,600 shares of common stock. During the year ended June 30, 2006, the Company paid Preferred Stock dividends of $26,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Santa Fe has no securities authorized for issuance under equity compensation plans.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
Executive Officer of Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs; International Hospitality and Tourism Consultant; Hotel Broker

DAVID T. NGUYEN
Treasurer and Controller
Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant; President, Century Plaza Printers, Inc. and Private, Consultant (real estate and banking)

MICHAEL G. ZYBALA
Vice President, Secretary, and General Counsel
Santa Fe Financial Corporation and Portsmouth Square, Inc.; Assistant Secretary and Counsel The InterGroup Corporation

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the fiscal year ended June 30, 2007 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Michael G. Zybala, Secretary
Santa Fe Financial Corporation
820 Moraga Drive
Los Angeles, California 90049

The Company's Form 10-KSB for the fiscal year ended June 30, 2007 and its Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
Burr, Pilger & Mayer LLP
600 California Street,
Suite 1300
San Francisco, CA 94108

STOCK TRANSFER AGENT
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone: 800-962-4284
Website: www.computershare.com

END